May 22, 2025

Aitan Zacharin
Chief Executive Officer
Greater Cannabis Company, Inc.
2833 Smith Avenue, Suite 333
Baltimore, Maryland 21209

       Re: Greater Cannabis Company, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 25, 2025
           File No. 000-56027
Dear Aitan Zacharin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences